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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY, 2002



                        THE DESCARTES SYSTEMS GROUP INC.
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                 (Translation of registrant's name into English)



                                120 Randall Drive
                                Waterloo, Ontario
                                 Canada N2V 1C6
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F  [ ]                   Form  40-F  [X]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  [ ]                           No  [X]

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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     The Management Information Circular and Notice for the Annual Meeting of
Shareholders, to be held on July 9, 2002 is filed herewith as Exhibit 1.






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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    THE DESCARTES SYSTEMS GROUP INC.
                                             (Registrant)



Date:  July 17, 2002                By:     /s/ Paul Laufert
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                                    Name:   Paul Laufert
                                    Title:  EVP- Corporate Development





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                                    EXHIBITS




     Exhibit No.        Description
     ----------         -----------

         1. Management Information Circular and Notice for Annual Meeting of Shareholders to held on July 9, 2002.